UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

KATE SPADE & COMPANY
(Name of Subject Company)

CHELSEA MERGER SUB INC.
(Offeror)

COACH, INC.
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

485865109
(CUSIP Number of Class of Securities)

Todd Kahn
President, Chief Administrative Officer & Secretary
Coach, Inc.
10 Hudson Yards
New York, New York 10001
(212) 594-1850
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Brian Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street NW
Washington, District of Columbia 20006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,383,828,854.00	$276,285.76

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 128,623,421 shares of common stock, par value $1.00 per share (the “Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), outstanding multiplied by the offer price of $18.50 per Share, (ii) 351,250 Shares issuable pursuant to outstanding Kate Spade stock options with an exercise price less than the offer price of $18.50 per Share, multiplied by $11.34, which is the offer price of $18.50 per Share minus the weighted average exercise price for such options of $7.16 per Share and (iii) 16,886 Shares issuable pursuant to outstanding unvested restricted stock units, market share units and performance share units, which is an estimate of the maximum number of restricted stock units expected to vest after May 22, 2017 and prior to the consummation of the offer, multiplied by the offer price of $18.50 per Share. The calculation of the filing fee is based on information provided by Kate Spade as of May 22, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$276,285.76	Filing Party:	Chelsea Merger Sub Inc. and Coach, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	May 26, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Coach, Inc., a Maryland corporation (“Parent”), and Chelsea Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on May 26, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $1.00 per share (“Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), at a price of $18.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 26, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1, 4 and 11.	Summary Term Sheet; Terms of the Transaction; and Additional Information.

The Offer to Purchase and Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On June 23, 2017, Parent and Merger Sub announced an extension of the expiration of the Offer to 5:00 p.m., New York City time, on July 10, 2017, unless the Offer is further extended or earlier terminated. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on June 23, 2017.

The Depositary has advised Parent and Purchaser that, as of 5:00 p.m., New York City time, on June 22, 2017, 19,310,859 Shares, representing approximately 15.014% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(F) and is incorporated by reference herein.”

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals — Compliance with the Japanese Anti Monopoly Act” of the Offer to Purchase is hereby amended and replaced in its entirety by the following:

“Compliance with the Japanese Anti Monopoly Act. The acquisition of Shares pursuant to the Offer is also subject to the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) and may be consummated only if (a) the 30-day waiting period from the date of receipt of the filing has elapsed without a written notice from the Japan Fair Trade Commission (“JFTC”) that notifies Merger Sub of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90 calendar days from the date of the JFTC’s complete receipt of the additionally requested Information) or (b) with respect to the acquisition of Shares, the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that that the JFTC shortens the 30-day waiting period applicable to the notification. Merger Sub filed the draft applicable notifications on May 25, 2017 (Japan time), with respect to the Offer and then proceeded to the filing of the formal notification with the JFTC on June 2, 2017 (Japan time). The waiting period is scheduled to expire 30 days after the formal notification is submitted (the first day count started on June 3, 2017 (Japan time) and the 30-day period expires on July 2, 2017 (Japan time), unless further shortened by the JFTC). The parties expect to receive a clearance notice from the JFTC, or the 30-day waiting period expires, on July 2, 2017.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(F)	Press Release of Coach, Inc., dated June 23, 2017, announcing extension of Tender Offer.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “11:59 p.m., New York City time, on June 23, 2017” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “5:00 p.m., New York City time, on July 10, 2017.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2017

CHELSEA MERGER SUB INC.

By:	/s/ Todd Kahn
	Name:	Todd Kahn
	Title:	President & Secretary

COACH, INC.

By:	/s/ Todd Kahn
	Name:	Todd Kahn
	Title:	President, Chief Administrative Officer & Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 26, 2017.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)
Press Release of Coach, Inc., dated May 8, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on May 26, 2017.*
(a)(1)(H)	Press Release of Coach, Inc., dated May 26, 2017.*
(a)(1)(I)
Investor Presentation, dated May 8, 2017. (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(J)	Leadership Briefing Packet. (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*
(a)(1)(K)
Vendor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(L)
Employee Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(M)
Partner/Distributor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(N)
Webcast Transcript, dated May 8, 2017. (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(5)(A)	Class Action Complaint as filed May 31, 2017 (Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y)).*
(a)(5)(B)	Class Action Complaint as filed June 2, 2017 (Ali vs. Kate Spade & Co., et al., Case No. 1:17-CV-04125 (S.D.N.Y.)). *
(a)(5)(C)	Class Action Complaint as filed June 2, 2017 (Steinberg vs. Kate Spade & Company, et al., Case No. 1:17-CV-04155 (S.D.N.Y.)). *
(a)(5)(D)	Class Action Complaint as filed June 5, 2017 (Garcia vs. Kate Spade & Company, et al., Case No. 1:17-CV-04177 (S.D.N.Y.)). *
(a)(5)(E)	Class Action Complaint as filed June 5, 2017 (Jauregui vs. Kate Spade & Company, et al., Case No. 1:17-CV-04205 (S.D.N.Y.)). *
(a)(5)(F)	Press Release of Coach, Inc., dated June 23, 2017, announcing extension of Tender Offer.
(b)(1)
Credit Agreement, dated as of May 30, 2017, by and among Coach, Inc., Bank of America, N.A., as administrative agent, the other agents party thereto, and a syndicate of banks and financial institutions (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on May 31, 2017).*

(b)(2)
Underwriting Agreement, dated as of June 6, 2017, by and among Coach, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on June 7, 2017).*

(d)(1)
Agreement and Plan of Merger, dated as of May 7, 2017, by and among Kate Spade & Company, Coach, Inc., and Chelsea Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).*

(d)(2)
Commitment Letter, dated May 7, 2017, among Coach, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).*

(d)(3)	Confidentiality Agreement, dated January 7, 2017, between Coach, Inc. and Kate Spade & Company.*

*	Previously filed.